Exhibit 99.42

1969 Upper Water Street, Purdy’s
July 31, 2014	Wharf II
Suite 2008 Halifax, NS, B3J 3R7
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DHX Media Ltd.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	August 26, 2014
Record Date for Voting (if applicable) :	August 26, 2014
Beneficial Ownership Determination Date :	August 26, 2014
Meeting Date :	September 30, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	252406103	CA2524061033

Sincerely,

Computershare

Agent for DHX Media Ltd.